

MENTOR CORPORATION

2005 ANNUAL REPORT

INTERSECTING LIVES


the power to transform
MENTOR



A TRIBUTE TO CHRISTOPHER J. CONWAY

In February, Chris Conway stepped down as Chairman of the Board of Mentor Corporation. From the inception of the company's founding back in 1969, Chris' vision and leadership created a company focused on improving patients' lives through technical product innovation. On a work environment level, Chris' unassuming style and sincerity simply made Mentor a better place to work. Over time, these philosophies translated into superior operating performance and significant value creation for the shareholders of our company.

The company began with $50,000 of invested capital at its founding in 1969, and went public in 1970. Last February when Chris retired, the company's market capitalization was $1.5 billion. To put this achievement in perspective relative to return on investment, had you invested in Mentor when it went public in March of 1970 at $2.50 per share (less than $.04 per share on a post-split basis) and held the stock through the years and subsequent stock splits (72 for 1 since 1970), your investment would now be worth $2,800 or an increase of 11,200%. This reflects compound annual growth of just over 22% per year for the past 35 years!

Looking back on his years at Mentor's helm, Chris' vision and leadership provided for many milestones:

– The company's first products consisted of electronic laboratory instruments for the detection and measurement of the electrical activity of nerve cells and focused on devices to control urological disorders through nerve stimulation.

– Mentor entered into the disposable medical device market in 1974 with the introduction of male external catheters and then in 1975 with the launch of intermittent self catheters.

– In 1980, Mentor began development of its first inflatable penile prosthesis, which led to the successful growth of the company's surgical urology business unit.

– In 1984, Mentor entered the plastic surgery business through the acquisition of the Heyer-Schulte division of American Hospital Supply Corporation.

– Through the 1990's, Mentor expanded its global reach through the opening of direct sales offices in many European countries, and in Canada and Australia.

– In 1994, the company opened its first European manufacturing facility in the Netherlands.

Throughout the years, the company's track record of sustained sales and earnings growth brought Mentor recognition in the Inc. 100, Forbes Best 200 Small Companies, Business Week and the OTC Review.

On behalf of Mentor's Board, employees, and shareholders around the world, we want to express our sincere gratitude to Chris for his extraordinary vision and leadership. Mentor's superior performance and consistently reliable growth are a tribute to Chris' bold decisions over the years and his steadfast commitment to patients, employees and shareholders.

MENTOR CORPORATION

2005 ANNUAL REPORT

INTERSECTING LIVES


the power to transform™
MENTOR

SALES (IN MILLIONS)

$483


$249 $269 $321 $382 $422
14% CAGR
00 01 02 03 04 05

EARNINGS PER SHARE

$1.40*


$0.57 $0.66 $0.85 $1.15 $1.13
20% CAGR
00 01 02 03 04 05

FINANCIAL HIGHLIGHTS

Year ended March 31, *(in millions, except per share amounts)*

	2005	2004	% change
Net sales	$ 483.4	$ 422.2	15%
Gross profit	$ 309.7	$ 261.4	19%
Net income	$ 54.9	$ 54.8	0%
Diluted earnings per share	$ 1.40*	$ 1.13	24%
Dividends per share	$ 0.66	$ 0.47	40%
Diluted average shares outstanding	49,667	49,272	1%
SALES BY PRODUCT LINE			
Aesthetics and General Surgery	$ 251.7	$ 218.4	15%
Surgical Urology	$ 129.3	$ 108.4	19%
Clinical and Consumer Healthcare	$ 102.4	$ 95.4	7%

*Non-GAAP diluted earnings per share which excludes special charges recorded in the fourth quarter of fiscal year 2005.
See reconciliation of non-GAAP diluted earnings per share to GAAP diluted earnings per share in Consolidated Income Statements.

MENTOR CORPORATION

2005 ANNUAL REPORT

INTERSECTING LIVES


the power to transform™
MENTOR

The American Heritage College Dictionary defines change as "undergoing transformation or transition". Fiscal year 2005 was a year of significant change for Mentor Corporation. I am pleased to report that through both the transitional and transformational activities that we undertook during the year, our business improved significantly and we have made great strides in positioning your company to achieve superior long term growth.

During the fiscal year ended March 31, 2005, we completed an executive management transition following the retirement of Christopher J. Conway in February, after 36 years of service as our co-founder, Chief Executive Officer, and most recently Chairman of the Board. Our Board of Directors, executive management team and employees recognize Chris' outstanding leadership, vision, and the lasting legacy he leaves at Mentor.

From an operating perspective, your new executive leadership team began to transform the business in what turned out to be a very active and eventful year. Some of the more significant accomplishments for the year include the following:

- ACHIEVED RECORD REVENUES OF $483.4 MILLION
- STREAMLINED OPERATIONS FOR IMPROVED EFFICIENCY
- LAUNCHED THE FIRST "PRIME TIME" DIRECT-TO-CONSUMER BREAST AUGMENTATION ADVERTISING CAMPAIGN
- LAUNCHED THE GENESIS™ LINE OF MALLEABLE PENILE PROSTHESES
- RECEIVED EUROPEAN AND U.S. APPROVAL FOR OUR NEXT GENERATION SYNTHETIC SLING FOR STRESS URINARY INCONTINENCE
- FAVORABLY SETTLED THE TRANS-OBTURATOR TECHNIQUE PATENT INFRINGEMENT SUIT AGAINST AMERICAN MEDICAL SYSTEMS, AND LICENSED THE PATENT TO BOSTON SCIENTIFIC AND TO C.R. BARD
- RECEIVED EUROPEAN APPROVAL AND LAUNCHED OUR HYALURONIC ACID BASED DERMAL FILLER IN EUROPE
- INITIATED AND COMPLETED ENROLLMENT IN THE U.S. PIVOTAL CLINICAL STUDY FOR OUR HYALURONIC ACID BASED DERMAL FILLER
- COMMISSIONED OUR BOTULINUM TOXIN MANUFACTURING FACILITY IN MADISON, WISCONSIN
- INITIATED THE U.S. PHASE 1 DOSE FINDING STUDY FOR OUR BOTULINUM TOXIN PRODUCT
- COMPLETED PRESENTATIONS OF OUR SILICONE GEL-FILLED BREAST IMPLANT REGULATORY APPLICATIONS IN BOTH THE U.S. AND CANADA
- INCREASED OUR QUARTERLY DIVIDEND TO $.17—ONE OF THE HIGHEST IN THE MEDICAL DEVICE SECTOR
- ELECTED TWO NEW INDEPENDENT MEMBERS TO THE BOARD OF DIRECTORS

Operating Results

Sales for the year ended March 31 were a record $483.4 million, an increase of $61.2 million or 15% over the prior year. All three of our major business segments showed strong sales growth. Earnings per share were $1.17, including $16.8 million or $0.23 per share of special charges recorded in the fourth quarter. Excluding special charges, non-GAAP earnings per share were $1.40, up 24% from the prior year. We are proud of the fact that we delivered a significant improvement in gross margin, operating margin and net margin in fiscal year 2005 and that this year marks the 35th time in the last 36 years that Mentor has grown its business.

Business Highlights

AESTHETICS MEDICINE: Fiscal year 2005 was another very successful year for our aesthetics business franchise. Sales for the year grew by 15% over the prior year, with breast implant sales growing 12% and body contouring sales growing 22%. We continue to be a market leader in both of these markets. During the year, we made significant strides in advancing our facial aesthetics pipeline. In fiscal 2005 we received CE mark approval for our double cross-linked, hyaluronic acid based dermal filler called Puragen™. We launched this product in Europe and other international markets in May. Additionally, we initiated and completed enrollment for the U.S. based pivotal clinical study for our hyaluronic acid based dermal filler, which is a similar version of our international product but also contains a topical anesthetic. To our knowledge, this is the only injectable dermal filler product of its type that will contain a topical anesthetic for improved patient comfort. The other notable advancements came in the area of our botulinum toxin product development. During the year, we commissioned our botulinum toxin manufacturing facility located in Madison, Wisconsin, and began the U.S. phase 1 dose finding clinical study for the cosmetic application of the product.

On the regulatory front, we achieved several milestones since the beginning of fiscal 2005. During the fourth quarter, we presented our silicone gel-filled breast implant pre-market approval application to Health Canada, the Canadian regulatory agency. Our application remains under review in Canada. In the U.S., we filed an amendment to our PMA in August 2004 and presented data from our core gel clinical study to an FDA expert advisory panel in April 2005. At the conclusion of the meeting, the panel voted 7 to 2 recommending the approval of our silicone gel breast implant products, with conditions. The panel rigorously examined Mentor's data and made its positive recommendation based on the scientific merit of our Core Gel Study and other key data. At the time of this writing, our U.S. silicone gel breast implant PMA application is still being evaluated by FDA. While we cannot predict the outcome of this review, we are confident in the science that supports our silicone gel products.

SURGICAL UROLOGY: Overall, our surgical urology business segment grew 19% in fiscal 2005. All of the individual product lines recorded strong sales growth for the year. Our erectile dysfunction business grew at 14% over prior year, indicating that the business has recovered nicely from the disruptive impact of the launch of new oral erectile dysfunction medications in late 2003. Likewise, we are seeing a trend of accelerated growth over the past several quarters in this high margin business. During the year we launched our Genesis implant, which is a malleable penile prosthesis. Our broad product offering, supported by our Straight Talk program and other marketing initiatives, positions Mentor for growth in this significantly under-developed market.

In our prostate brachytherapy business we saw revenue grow 8% over prior year. This growth is being driven primarily by Mentor's proprietary delivery system, Isoloader®. At the time of this writing, we have launched our IsoStrand™ technology which will be supported by our automated delivery system and will allow for automated seed stranding on a real time basis. This will greatly benefit doctors who are utilizing the Isoloader automated needle loading technology to support real time patient treatment planning.

Our women's health products led the way in sales growth in fiscal 2005. These product lines, driven primarily by sales of ObTape®, our synthetic sling for stress urinary incontinence, grew 45% in fiscal 2005. In August we launched our new Aris™ product in Europe where it has been used in over 1800 cases. Aris is our newest product for stress urinary incontinence utilizing the trans-obturator technique and represents the newest technical achievement available for a knitted or woven, monofilament polypropylene tape. As this annual report goes to press, we will have launched Aris in the United States as well.

CLINICAL AND CONSUMER HEALTHCARE: Fiscal 2005 was a milestone year for our Healthcare business. Total sales in this business segment surpassed $100 million for the first time in our history, reaching $102.4 million, a 7% increase over prior year. We were active from a marketing standpoint in this segment through consumer direct advertising, and expanded patient education efforts like our Kids Can Cath!™ program. This program is focused on teaching pediatric patients the benefits of expanded independence that comes from self catheterization and has been extremely well received by our key clinician customer base. We have a variety of new products soon to be released in this business segment and Mentor continues to enjoy a market leading position in many of the product lines within this business franchise.

LONG TERM GROWTH INITIATIVES: Our improving profitability offers us the opportunity to aggressively support our future growth plans. As our efficiencies from continuing operations improve, we are investing incremental dollars from these improvements in three key areas:

TECHNOLOGY INVESTMENT AND PRODUCT LINE EXPANSION THROUGH RESEARCH & DEVELOPMENT–We continue to invest in new technologies and product development opportunities that allow us to leverage the strong position we enjoy in our current business franchises.

BUSINESS DEVELOPMENT–We will complement our internal R&D efforts with strategic acquisitions of technologies and businesses that represent some of the faster growing segments of our markets.

MARKETING PROGRAMS AND INITIATIVES—We will fund programs that continue to support and leverage our strengths and allow us to drive greater competitive advantage in the markets that we serve.

BOARD CHANGES: During fiscal 2005 our shareholders elected two new independent directors to our Board, both of whom bring substantial financial expertise to our corporate governance efforts. Subsequent to Chris Conway's retirement, the board elected Mr. Joseph Whitters as our new Chairman of the Board. Joe, who for many years was the Chief Financial Officer of First Health Group, has an extensive track record in helping public companies grow profitably. We also welcomed Mr. Michael Emmons to the board. Mike retired in 2001 from Accenture where he ran their worldwide tax function. By background, Mike is both a certified public accountant and an attorney and he was appointed by the Board to the position of Chairman of the Audit Committee. We look forward to the insight and experience that both Joe and Mike will continue to bring to the Board in the coming years.

Outlook

Mentor Corporation has an exciting future ahead of it. We have great financial strength and a consistent track record of growth in sales and earnings. We enjoy strong positions in growing markets, and our product development pipeline has the potential to grow our business considerably. We will continue to focus our efforts in areas of opportunity where we can be a market leader. We believe the benefits derived from having a number one or two market share position are critical to our financial success and, ultimately, growth in shareholder value. We intend to be disciplined and aggressive in our application of this philosophy.

Fiscal year 2005 was a year of both transition and transformation. I would like to thank our Board of Directors and all of our talented employees who contribute to Mentor's success through their valuable contributions and commitment. Finally, we want to thank you—our shareholders for your loyalty and continued support.

We look to the future with great enthusiasm.

Sincerely,



JOSHUA H. LEVINE
PRESIDENT AND CHIEF EXECUTIVE OFFICER



THEY ARE, IN REALITY, NO DIFFERENT THAN YOU AND ME.

They are your brother's wife and your sister's husband. They are your son's high school history teacher and the mother of your daughter's best friend. They're the waitress at the corner café, the teller at the bank, and the mechanic who fixes your car. It's the salesman, the artist, the nurse, the designer, the athlete, the executive, the carpenter, the musician and the fireman. It's the student and it's the politician and it's even the movie star. And it's you. Because life, despite our best-laid plans, is never as straightforward as we'd like. Rather, it's a series of detours and side roads that intersect our lives–some for better, some for worse. And all along the way, we are crossing paths with people just like you and me–people who laugh and love, who work and play, who struggle and succeed. Like the people in these pages and their stories that follow, characters who–while fictionalized–could be every bit as real as you and me. People whose lives cross paths through a company that helps to give them back their lives. People who are fortunate to intersect with a company called Mentor.


INTERSECTING
LIVES


FIGHTER

THE FIRE CHIEF PART I

The station bell shattered the morning quiet and instinctively
we were on the move. Not that we can ever know what we're up against, but still
it's been my duty–and my privilege–to answer the call.

And yet at 63 years old–and after nearly 40 years on the fire lines–
it was my personal life that suddenly was in ashes.

Truth was, I might have been the big Chief
around here, but at home I felt hardly a man.

You see… I started to have difficulty…

in the bedroom.

And of course, the more I worried, the worse it got–until it consumed me like a wildfire,
fueled by a culture that worships virility
and fanned by my own misconceptions

of what it meant to be
a man.

KEY MOMENT









Reluctantly,
I'd join the guys at the local watering hole for a little off-duty camaraderie–
but even there– watching the couples on the dance floor,
glimpsing their private moments–

I was constantly haunted by my inadequacies,
afraid that somehow I would be found out,

that somehow they'd look at me and know.



Which is when Frankie–one of my best young men–looked me square in the face,

"You okay, Chief?"

Only I was lost in my torment until he reached out his hand to give me a shake,

"Hey, Mike? You feeling alright?"

"Sure. Fine." I mumbled,

but then I was on my feet, hurrying through the crowd for the solace of the men's room.

There, alone with my reflection, I knew I needed help but I was too ashamed to ask for it. Not that my Toni–my beautiful wife Antoinette–ever made me feel badly.

But still I stood there, unable to move, afraid of failure. I dreaded the thought

of going home.

"The more I worried, the worse it got until it consumed me like a wildfire..."

KEY MOMENT








TO BE CONTINUED

THE HAIRDRESSER


BEAUTY
products



"I might laugh now, but there was nothing funny about it then..."

I love the salon.

I love the way it smells.
I love the people, the talking, the laughing. But most of all, I love my customers.

For one hour, I am their closest confidant. They tell me their joys and their worries.

And I listen. And then they're gone–until the next time.
Good haircut and a good ear–that's been my formula for success.

And for nearly 20 years, it's been a formula that's built this business–as I came to this country with nothing but a thick Armenian accent–which I could not get rid of–and a thick Armenian husband–which I could!

KEY MOMENT



On the other hand, Toni Johnson–my 10 o'clock every other Thursday–was hopelessly devoted to her husband. He was in the fire department–a captain maybe–one of those everyday heroes, to her especially.
Which is why I was so surprised when yesterday she confided in me that he had been having a hard time becoming... aroused.
"No pun intended," I countered awkwardly, trying to make light of her admission.

But Toni was serious and I could tell she needed someone to listen as she bared all, "It's been almost a year now. It's destroying him and I'm afraid it will destroy our marriage. We've tried all the drugs– but because of his diabetes, nothing seems to work."

The desperation in her voice was real.

I could tell because I had been there myself.

Only mine was a condition reserved especially for us ladies–urinary stress incontinence. I might laugh now, but there was nothing funny about it then as even the slightest laugh or sneeze–just the pressure of being on my feet all day– could result in leakage.





It got so bad that I couldn't go anywhere without knowing the exact location of the nearest restroom. And I'm a young woman still, not even 50!

And yet, in reality, many women in their 40's and 50's–especially having had children–suffer the embarrassment of stress incontinence.

My point to Toni was this–the medical devices company that developed the tools and procedure that helped me, not only specialized in women's health but in various aspects of men's health–including treatment for Erectile Dysfunction.

I jotted the name on the back of one of my business cards.



"Mentor?" she questioned hopefully.

"Worth a try," I said as I walked her to the exit,

"I was back on the job, up and running in no time."

Toni gave me a little hug, "If only they could do that for Mike," before she turned to leave with a sly wink,

"No pun intended!"

THE FIRE CHIEF PART II

It was late when I finally walked in the door, but Toni was still wide-awake.
Although she was intently reading her book, I knew that she wanted to talk.

And so reluctantly, I listened–and that's when she first told me about this company that had already helped thousands of men with my problem.



But while I desperately needed to believe her, I still couldn't make that call.
In fact, it was Toni who finally contacted the doctor–and not for her, but for me.

And, as it would turn out,
I wasn't that alone–
seeing how more than 30 million men annually suffer from erectile dysfunction–
or E.D.

In my case,
the culprit was
my diabetes,
despite how well
I had been taking care
of myself.

And while some of the new drug therapies work for some, for me–
like some 70,000 others every year–there'd be but one way to get my life back...

a penile implant.





Heck, just the thought of it was terrifying. But then the thought
of never being with Toni again—never being a man again—
well, that was something far worse.
Still, to put me at ease, my doctor put me in
direct contact with the company and people
behind the implant— Mentor.

And as I came to learn, it's a company dedicated to a wide variety of
men's health-related needs—
from E.D. and prostate cancer treatments to
bladder control solutions. Even testicular implants.
And all in an effort to restore the quality of men's lives.

Together with my doctor, they had me write out every question
that came to mind—
and one by one they answered them all,
in detail, describing everything from length of recovery to length of...
well, you get the idea.

And so today,
I'm still answering the call,
unashamed to tell the world what my wife,
my doctor and Mentor gave back to me.

My life.





KEY MOMENT





"Somewhere in the city someone else was in trouble, or hurt, or sick and for a moment our paths crossed."

My summer line was set to debut in just a few days but already I was stitching together new ideas for fall. I was 38 years old and had worked– or so it felt–for every major shop on the West Coast. But this time it was my name on the label, and my life it seemed was finally about to take off!

As I walked the busy downtown streets en route to my next meeting, my mind ran down the last of the week's items–lunch with buyers and then finish up at the shop before I was off for a quiet weekend with my sketch pad and my best big sister, Sammie.

It was almost all I could think about as I paused to admire a few of the store windows–so preoccupied, in fact, that I hardly looked up as a battalion of fire trucks went screaming past.



Somewhere in the city someone else was in trouble, or hurt, or sick and for a moment our paths crossed.

But then, like everyone else, I just kept walking.







But on a warm Friday night, as I stood alone before my bathroom mirror, that someone else became me when–during my monthly self-exam–I detected a small but definite lump in my left breast.



KEY MOMENT

Desperately, I wanted to believe it was nothing.



But in my heart, I think I knew otherwise—

and not because I'm always one to assume the worst—but because of a family history that saw breast cancer steal the lives of my mother and

my baby sister.

Now, it was just the two of us—Sammie and me.

How was I going to tell her?

"But on a warm Friday night, as I stood alone before my bathroom mirror, that someone else became me..."

"The difference... my doctor's ability to perform immediate reconstructive breast surgery..."

I put on my best happy face that next morning when I walked into Sam's kitchen to find her making breakfast and smiling that smile of hers that seems to make everyone feel so at home. But her bright demeanor faded instantly as she realized with just one look that something was not right, "Erin... this is *me–Sammie.* I can tell when *something's wrong.*"

"I'm just tired," I shrugged weakly, "...*long week.*"

But of course, Sam would have none of that–at which point she dragged me outside where, beside the calm of the pool, I finally broke and confided in her what I had found. Naturally, we cried and cried some more and cried some more still. We questioned aloud why and how this could happen to me–to us–although we both knew well the statistics. In fact, I was anything but alone in my struggle as every year nearly 200,000 women in the United States are diagnosed with invasive breast cancer.





KEY MOMENT

I, however, would be one of the lucky ones–*due in large part* to my own diligence in performing regular self-exams. And yet, I still faced the very real possibility of losing my breast. You see, for many patients, new breast-conserving surgical therapies, together with other systemic treatments, offer as great a chance for recovery as the mastectomy that our mother endured.

But for many others–myself included–removal of the breast remains the safest course of action. In my case–my doctor patiently counseled–it was a matter of family history and a higher than average chance of reoccurrence. The difference between Mom and me, however, would not only be my early detection, but my doctor's ability to perform immediate reconstructive breast surgery–thanks in large part to a company called Mentor.

Mentor–as Sammie was instrumental in learning–is the world's leading *manufacturer of breast implants,* having worked closely with doctors to *perfect the science of breast* reconstruction while providing both doctor and patient with the best, most natural implant available.





And so now, one year later, thanks to my doctors, my big sister Sam and Mentor, I'm cancer-free and still wearing some of the hottest designer fashions on the runway.

Mine!





THE ALL-STAR

"Two out, bottom of the ninth. One and two to young Florentino Sabato... it's the wind up, the pitch, a fast ball just off the plate but Sabato connects with a towering drive to center, going... going... gone! A walk-off grand slam and the crowd goes wild! Yeah! Yeah!"

At least, that's how I always imagine it–in my head–even though I don't think there's much chance of me getting to the majors. For starters, it would probably be good if I could run–or at least walk–and I don't think my slugging percentage can make up the difference. Even though I really got a piece of that one and I don't think Ryan–he's my best friend since second grade–I don't think Ryan wanted to run after it again! Especially since it was his birthday party! "Tino! You're supposed to hit it back to me!" he yelled. "Too much power!" I yelled back. Lucky for him there were these two nice ladies walking in the park and they threw it back or I could have really made a home run!

Anyway, the reason I can't walk is because I was born with this thing where there was an opening in my spine–it's called spina bifida–and because of that some of the nerves in my lower back don't work right. So even though my brain tells my legs to run, they don't get the message. And that's the same reason why I can't tell when I need to go to the bathroom.

"Lucky for me there was this company called Mentor and their Kids Can Cath!™ program..."

Lucky for me there was this company called Mentor and their Kids Can Cath!™ program that taught me how to do my intermittent catheter all by myself. Now, I don't need anyone to take me to the bathroom–or do it for me. I know when I need to go and I use my Mentor supplies and I go by myself. I take care of myself now–just like all the other kids.

Mom and Dad say I'm already an all-star. But they just say that because they love me. So, who knows–I may not ever make it to the majors, but when I grow up–whatever I do–I'm gonna do it like I'm playing in the big leagues!



THE COPYWRITER





The weekend had left me frazzled–Ryan's birthday, dinner with Danny's partners, the house remodel–and I still had that Annual Report to write for Mentor. Yes, Mentor.

For over 20 years they've been, quite simply, the world-leader in breast-implant manufacturing, research and testing. They've also been one of my best long-term clients and one of the few that I've worked hard to keep since I left my firm to become a full-time mom.

Ironically, even after years of writing their annual, I couldn't quite tell you what would possess a woman to consider breast augmentation. Not until I went through the experience myself did I finally understand what a positive change in my life it could be. And it all began for me that Monday morning–after Danny left for work and the kids were safely delivered to school–when I found myself walking the farmer's market.

It was warm that day, I remember, and I stopped for a glass of iced tea and that's when I noticed them–

the two women sipping lemonades at one of the sidewalk tables. They were young and pretty and moved with that air of confidence that only comes with knowing it. Immediately, my mind began to do the math–how did I stack up? Three kids and 42 years later?

Not bad, Linda. Not bad.

"Not until I went through the experience myself did I finally understand what a positive change in my life it could be."



But for the first time, I suddenly began to sense my age. And I couldn't stop thinking about it until finally late that night–after dinner and homework and three hours of staring at the computer waiting for lightning to strike–I gave up and went to bed.

Danny wasn't even snoring, but still it took me forever to fall asleep.





KEY MOMENT









As usual, Dan was up before me, drinking his latte and reading the paper when I finally opened an eye. Funny thing–I think I knew what I wanted right then and there. I guess that's what they mean by sleeping on it although the truth was I had probably been contemplating breast augmentation for myself since I was first introduced to Mentor.

Naturally, Danny cracked wise, "Honey, I said a part-time job–not a... Besides I think you're perfect just the way you are." But when I really began to explain my feelings–describing how I had actually lost breast tissue and proportion since breast-feeding our two children–Danny became instantly supportive.

Of course, despite everything that I thought I knew, we researched the facts and spoke directly with my doctor as well as the professionals at Mentor in order for me to make an informed decision. By the time I went in for the procedure, with Danny by my side, I knew just what to expect.

And I couldn't wait!

"They were young and pretty and moved with that air of confidence that only comes with knowing it."


Of Cosme
Reconstruc
Surgery
A Medical Co

"Funny thing–I think I knew what I wanted right then and there."



"...just another way that Mentor is working to smooth a few more of life's little wrinkles."



Months later, and life is still just as hectic as ever: the kids are growing, Dan's busy at work and I'm still driving carpools, shopping for dinner and writing for Mentor. Only now I'm speaking—or writing—from experience. And what of the experience?

I only wish I had done it sooner as, for the first time in a long time, I truly feel more like a woman. And that, after all, is at the heart of the Mentor story—helping people to feel better... and feel better about themselves.

Which reminds me—I think I'll be looking into Mentor's proprietary next generation dermal filler—Puragen™—just another way that Mentor is working to smooth a few more of life's little wrinkles.



The End

CONSOLIDATED INCOME STATEMENTS

Year ended March 31, *(in millions, except per share amounts)*		2005		2004	% change
Net sales	$	**483.4**	$	422.2	15%
Cost of sales		**173.7**		160.8	8%
Gross profit		**309.7**		261.4	18%
Selling, general and administrative		**176.5**		152.3	16%
Research and development		**32.8**		30.0	9%
Severance charges		**8.5**		0.0	–
Restructuring and long-lived asset impairment charges		**8.3**		0.0	–
Operating income		**83.6**		79.1	6%
Net interest expense		**(3.4)**		(0.2)	1600%
Other income		**1.0**		1.3	-23%
Taxes		**26.3**		25.4	4%
Net income	$	**54.9**	$	54.8	0%
Diluted earnings per share	$	**1.17**	$	1.13	4%
Dividends per share	$	**0.66**	$	0.47	40%
Shares outstanding		**49,667**		49,272	1%
GAAP diluted earnings per share	$	**1.17**	$	1.13	4%
Severance charges		**0.17**		0.00	–
Restructuring and long-lived asset impairment charges		**0.17**		0.00	–
Tax effect		**(0.11)**		–	
Non-GAAP diluted earnings per share	$	**1.40**	$	1.13	24%

CONSOLIDATED BALANCE SHEETS

Year ended March 31, *(in millions)*		2005		2004
Assets				
Current assets:				
Cash and marketable securities	$	**112.9**	$	126.7
Accounts receivable, net		**110.7**		106.0
Inventories		**74.7**		67.9
Deferred income taxes		**24.0**		22.5
Prepaid expenses and other		**16.6**		13.2
Total current assets		**338.9**		336.3
Property and equipment, net		**72.3**		77.6
Intangible assets, net		**32.1**		51.0
Goodwill, net		**24.1**		23.7
Other assets		**10.2**		10.2
Total assets	$	**477.6**	$	498.8
Liabilities and shareholders' equity				
Current liabilities	$	**141.8**	$	129.9
Long-term deferred income taxes		**–**		2.6
Long-term liabilities		**10.6**		18.0
Convertible subordinated notes		**150.0**		150.0
Shareholders' equity		**175.2**		198.3
Total liabilities and shareholders' equity	$	**477.6**	$	498.8

TOTAL SALES (IN MILLIONS)

$483

118 145 168 182 205 249 269 321 382 422


15%
CAGR

95 96 97 98 99 00 01 02 03 04 **05**

GROSS PROFIT (IN MILLIONS)

$310


15%
CAGR
00 01 02 03 04 05

NET INCOME (IN MILLIONS)

$55


14%
CAGR
00 01 02 03 04 05

SALES (DOMESTIC AND INTERNATIONAL, IN MILLIONS)


INTERNATIONAL
$168
DOMESTIC
$315
05


AESTHETICS
SURGICAL UROLOGY
CLINICAL AND CONSUMER HEALTHCARE
00 01 02 03 04 05

EARNINGS PER SHARE

$1.40*


20%
CAGR
00 01 02 03 04 05

STOCK PRICE

$32.10**


19%
CAGR
00 01 02 03 04 05

*Non-GAAP diluted earnings per share which excludes special charges recorded in the fourth quarter of fiscal year 2005. See reconciliation of non-GAAP diluted earnings per share to GAAP diluted earnings per share in Consolidated Income Statements.

**Closing NYSE quotation on March 31, 2005.



CORPORATE HEADQUARTERS
Mentor Corporation
201 Mentor Drive
Santa Barbara, CA 93111

Mentor employs approximately 2,000 people around the world and is headquartered in Santa Barbara, California, with manufacturing and research operations in the United States, France, The Netherlands and the United Kingdom.

The Company markets its products through its direct sales force in the United States and eleven major international markets and through independent distributor relationships who sell Mentor's products in more than 60 other countries.

MINNESOTA OPERATIONS
1499 West River Road North
Minneapolis, MN 55411

TEXAS OPERATIONS
3041 Skyway Circle North
Irving, TX 75038

Byron Medical, Inc.
602 W. Rillito Street
Tucson, AZ 85705

Mentor Solutions
4747 Morena Blvd., Suite 101
San Diego, CA 92117

Mills Biopharmaceutical, Inc.
120 NE 26th Street
Oklahoma City, OK 73105

Mentor Biologics
University Research Park
535 Science Drive
Madison, WI 53711





AUSTRALIA

Mentor Medical Systems Australia, Pty. Ltd.
189 Kent Street, Suite 1, Level 1Y
Sydney, NSW Australia 2000

BELGIUM

Porgès Benelux
Schalienhoevedreef 20A
2800 Mechelen, Belgium

CANADA

Mentor Medical Systems Canada, Inc.
1129 Wentworth Street West
Unit B2
Oshawa, Ontario L1J 8P7

FRANCE

Mentor Medical Systems France, S.A.
Centre d'Affaires La Boursidiere
92357 Le Plessis Robinson, France

Porgès S.A.S.
Centre d'Affaires La Boursidiere
92357 Le Plessis Robinson,
Cedex, France

Porgès S.A.
BP89
24200 Sarlat la Caneda, France

GERMANY

Mentor Deutschland GmbH
Porgès GmbH
Ludwigstrasse 45/Haus C
D-85399 Hallbergmoos, Germany

ITALY

Mentor Medical Italia, S.r.l.
Porgès S.r.l.
via Olmetto 7
20123 Milan, Italy

JAPAN

Porgès Co, Ltd.
Minamiyama Bldg 2F
10-6, Hirakawa-cho 2-chome
Chiyoda-ku
Tokyo, Japan 102-0093

THE NETHERLANDS

Mentor Benelux B.V.
Zernikedreef 2
2332 EA Leiden
The Netherlands

Mentor Medical Systems B.V.
Zernikedreef 2
2333 CL Leiden
The Netherlands

PORTUGAL

Porgès, Lda
Rua Alfredo Keil, n°13 - 3°F
2704-510 Amadora
Portugal

SPAIN

Mentor Medical Systems Iberica, S.L.
c/Rodriguez Marín 88
28016 Madrid, Spain

Porgès S.L.
c/Torrent de l'Olla, 220,
2° 4a Planta
08012 Barcelona, Spain

UNITED KINGDOM

Mentor Biopolymers, Ltd.
Research Avenue North
Heriot Watt Research Park
Edinburgh EH14 4AP
United Kingdom

Mentor Medical Limited
10 Commerce Way
Lancing
West Sussex BN15 8TA
United Kingdom

Mentor Medical Systems Ltd., UK
The Woolpack, Church Street
Wantage Oxon OX12 8BL
United Kingdom

LEADERSHIP TEAM

SENIOR MANAGEMENT

Joshua H. Levine
President and Chief Executive Officer

Loren L. McFarland
Vice President and Chief Financial Officer

David J. Adornetto
Vice President, Operations

Jerry R. Barber
Vice President, Research

Kathleen M. Beauchamp
Vice President, Sales & Marketing

A. Chris Fawzy
General Counsel

Peter R. Nicholson
Vice President, Corporate Development

Clarke L. Scherff
Vice President,
Regulatory Compliance and Quality

Cathryn S. Ullery
Vice President, Human Resources

BOARD OF DIRECTORS

Joseph E. Whitters
Chairman, Independent

Michael L. Emmons
Independent

Walter W. Faster
Independent

Eugene G. Glover
Independent

Joshua H. Levine
Employee Director

Michael Nakonechny
Independent

Ronald J. Rossi
Independent

Jeffrey W. Ubben
Independent

Richard W. Young
Independent

COMPANY INFORMATION

CORPORATE OFFICE

Mentor Corporation
201 Mentor Drive
Santa Barbara, CA 93111
805.879.6000
www.mentorcorp.com

INDEPENDENT AUDITORS

Ernst & Young
Woodland Hills, CA

STOCK LISTING

Ticker Symbol: MNT
Exchange: NYSE

DIVIDEND POLICY

The Board of Directors has set Mentor's quarterly dividend at $0.17 per share. It is our intent to continue to pay dividends for the foreseeable future subject to, among other things, Board approval, cash availability, alternative cash needs and existing credit agreement limits.

TRANSFER AGENT & REGISTRAR

American Stock Transfer
& Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038
877.777.0800

SEC FORM 10-K

Shareholders may obtain, without charge, a copy of the Company's Annual Report on Form 10-K as filed with the U.S. Securities and Exchange Commission for the year ended March 31, 2005, by writing to Mentor Corporation or by visiting our website.

SHAREHOLDER INQUIRIES

Inquiries related to stock transfer, lost certificates and address changes should be directed to the Transfer Agent at 877.777.0800.

ANNUAL SHAREHOLDERS MEETING

September 14, 2005, 10:00 a.m.

Hotel Andalucia
31 West Carrillo Street
Santa Barbara, CA 93101

INVESTOR INQUIRIES

Investor Relations
Mentor Corporation
201 Mentor Drive
Santa Barbara, CA 93111
805.879.6082

Note Regarding Use of Non-GAAP Financial Measures

Certain of the information set forth herein, including non-GAAP diluted earnings per share, are considered non-GAAP financial measures. Mentor believes this information is useful to investors because it provides an alternative measure for assessing the Company's operating performance by excluding certain special charges that would normally be included in the most directly comparable measures calculated and presented in accordance with Generally Accepted Accounting Principles. The Company's management uses these non-GAAP financial measures, along with the most directly comparable GAAP financial measure, diluted earnings per share, in evaluating the Company's operating performance. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as reported by the Company may not be comparable to similarly titled amounts reported by other companies.

Safe Harbor Statement

This Annual Report contains certain forward-looking statements that involve risk and uncertainty. Such forward-looking statements are characterized by future or conditional verbs and include statements regarding new and existing products, technologies and opportunities, market and industry segment growth and demand, and acceptance of new and existing products. Such statements are only predictions, and the Company's actual results may differ materially from those anticipated in these forward-looking statements. Factors that may cause such differences include, but are not limited to, increased competition, changes in product demand, changes in market acceptance, new product development, obtaining FDA approval of new and existing products, changes in government regulation, supply of raw materials, changes in reimbursement practices, adverse results of litigation and other risks identified in our Annual Report on Form 10-K or in other documents filed by the Company with the Securities and Exchange Commission. The Company assumes no obligation to update forward-looking statements as circumstances change.

DESIGN MCNULTY & COMPANY MCNULTYCO.COM EDITORIAL RICHARD HOVARD PHOTOGRAPHY AARON FARLEY

201 Mentor Drive, Santa Barbara, California 93111 USA
805-879-6000
www.mentorcorp.com


MENTOR

COMPANY PROFILE

MENTOR CORPORATION PRODUCES SPECIALIZED MEDICAL DEVICES THAT ARE MARKETED THROUGHOUT THE WORLD.

We create products that improve the quality of life for patients, facilitate surgical procedures and reduce the cost of medical care through technical innovation. We are leaders in the fields of Aesthetics and Urology.

Mentor conducts research and development, and manufacturing at a number of facilities in the United States, France, the Netherlands and the United Kingdom, and has numerous sales offices throughout the world. The Company employs approximately 2,000 people worldwide and has operated continuously since 1969. Mentor is headquartered in Santa Barbara, California.

www.mentorcorp.com

201 Mentor Drive, Santa Barbara, California 93111 USA

805.879.6000

www.mentorcorp.com


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